UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04009097

February 23, 2004

Meredith B. Cross
Wilmer, Cutler & Pickering
2445 M Street, N.W.
Washington, DC 20037-1420

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/23/2004

Re: The Home Depot, Inc.
Incoming letter dated January 28, 2004

Dear Ms. Cross:

This is in response to your letter dated January 28, 2004 concerning a shareholder proposal submitted to Home Depot by E. Ronald Mosca. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: E. Ronald Mosca
1399 SW Dyer Pt. Rd.
Palm City, FL 34990

354950

WILMER, CUTLER & PICKERING
2445 M STREET, N.W.
WASHINGTON, DC 20037-1420
TELEPHONE +1 (202) 663 6000
FACSIMILE +1 (202) 663 6363
WWW.WILMER.COM

WASHINGTON
NEW YORK
BALTIMORE
NORTHERN VIRGINIA
LONDON
BRUSSELS
BERLIN

MEREDITH B. CROSS
(202) 663-6644
MEREDITH.CROSS@WILMER.COM

January 28, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to The Home Depot, Inc. by Mr. E. Ronald Mosca

This letter is submitted on behalf of The Home Depot, Inc. (the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), with respect to a shareholder proposal and accompanying supporting statement (the "Proposal") submitted for inclusion in the Company's proxy statement and form of proxy for its 2004 Annual Meeting of Stockholders (the "Proxy Materials"). For the reasons set out in this letter, the Company believes it is appropriate to omit the Proposal from its Proxy Materials. The Proposal was submitted to the Company by Mr. E. Ronald Mosca (the "Proponent"). In accordance with Rule 14a-8(j), enclosed are six copies of this letter, including all exhibits, and the Company is simultaneously providing the Proponent with a copy of this submission.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials.

We believe that the Proposal may properly be omitted from the Proxy Materials for the following reasons:

I. The Proposal relates to the conduct of the Company's ordinary business operations within the meaning of Rule 14a-8(i)(7).

II. The Proposal presents matters that, if implemented, would require the Company to violate state law within the meaning of Rule 14a-8(i)(2) and are therefore beyond the Company's power to effectuate within the meaning of Rule 14a-8(i)(6).

III. The Proposal presents matters that have been substantially implemented within the meaning of Rule 14a-8(i)(10).

The Proposal

A copy of the Proposal is attached, but for ease of reference, the proposed resolution included within the Proposal reads as follows:

> Resolved: The shareholders of The Home Depot urge the Board of Directors to adopt a policy that immediately prohibits granting loans or the forgiveness of loans, interest or payment of taxes for all Directors, Officers and employees of The Home Depot. According to the last Annual Report the company forgave a loan and accrued interest in the amount of $2,587,000, together with $2,149,360 for related tax payments for Mr. Nardelli. In addition the company forgave interest on a loan and related tax payments in the amount of $315,732 for Mr. Donovan (See Executive Compensation, pages 23 and 24 of the Proxy Statement and Notice of 2003 Annual Meeting of Stockholders). In addition Mr. Fernandez was granted a $500,000 loan that accrues interest at the rate of 5.8% per year. However the accrued interest is forgiven each year on each of the first four anniversaries of the loan (see page 39 INSIDER TRANSACTIONS). The Officers and Directors of The Home Depot are very well compensated. This giveaway of over $5,000,000 by the Directors reflects the total lack [sic] responsibility and accountability to the shareholders they are supposed to represent.

I. The Proposal relates to the conduct of the Company's ordinary business operations within the meaning of Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a company to exclude a proposal that deals with matters relating to the conduct of the company's "ordinary business." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude stockholder proposals that deal with ordinary business on which stockholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." SEC Release No. 34-12999 (Nov. 22, 1976). The Staff's position with respect to shareholder proposals regarding compensation matters has been to consistently permit omission of the proposal under Rule 14a-8(i)(7) when it relates to general compensation matters but to require companies to include a proposal when it relates to only executive compensation matters. In instances in which a proposal relating to employee compensation is not specifically limited to the compensation of senior executives, the Staff has found that the proposal involves a company's ordinary business operations and may be properly omitted from proxy materials. See Ascential Software Corp., SEC No-Action Letter, Apr. 4, 2003; UAL Corp., SEC No-Action Letter, Feb. 17, 2002; Phillips Petroleum Co., SEC No-Action Letter, Mar. 13, 2002; Lucent Technologies Inc., SEC No-Action Letter, Nov. 6, 2001; T. Rowe Price Associates, Inc., SEC No-Action Letter, Feb. 7, 2000; American Home Products Corp., SEC No-Action Letter, Feb. 24, 2000; Minnesota Mining and Manufacturing Co., SEC No-Action Letter, Mar. 4, 1999; Battle Mountain Gold Co., SEC No-Action Letter, Feb. 13, 1992.

The Proposal affects the Company's ability to determine compensation packages for all employees, officers and directors. It has been determined that the granting of loans and tax benefits to employees is a key component of their compensation packages. See Haber v. Bell, 465 A.2d 353, 359 (Del. Ch. 1983) (holding that tax benefits are a form of compensation which came within the discretion of the Board of Directors); Major Realty Corp., SEC No-Action Letter, Mar. 19, 1987 (stating that loans to officers and employees are a fringe benefit and therefore a part of their compensation); The Arundel Corp., SEC No-Action Letter, Dec. 22, 1987 (noting that the ability to make loans to officers and employees is a "key component of the various forms of compensation available to the Board"). The Staff has allowed the exclusion under 14a-8(i)(7) of proposals relating to the grant of loans and the forgiveness of loans or interest to "any employee or member of the Board of Directors." Storage Technology Corp. (2 letters), SEC No-Action Letter, Apr. 1, 2003.

The Company believes the Proposal may be excluded because it addresses compensation policies and practices beyond executive compensation and thus qualifies as "ordinary business" under Rule 14a-8(i)(7). The action mandated by the Proposal is not limited solely to senior executives and would restrict the ability of the Company's board of directors to determine the types of compensation paid to all employees of the Company. Since the Proposal extends beyond senior executives and affects "general compensation matters," the Company believes that it may be excluded as ordinary business operations under Rule 14a-8(i)(7).

Alternatively, should the Staff disagree with the Company's view that the entire Proposal may be excluded from the Proxy Materials, the portion of the Proposal that relates to loans, loan forgiveness, interest and tax payments for employees may be excluded under Rule 14a-8(i)(7). As discussed above, the Staff has recognized that proposals relating to general employee benefits may be excluded under Rule 14a-8(i)(7) as relating to ordinary business operations. The ability to make decisions about overall compensation to non-director, non-executive employees, including the extension of loans, is fundamental to management's ability to control the day-to-day operations of the company. See Storage Technology Corp., SEC No-Action Letter, Apr. 1, 2003. Portions of a proposal may be excluded from the proxy materials on different bases. See The Gap, Inc., SEC No-Action Letter, Mar. 16, 2001; Exxon Corp., SEC No-Action Letter, Feb. 28, 1992. The Company believes that the portion of the Proposal that relates to general employee compensation and benefits may be excluded under Rule 14a-8(i)(7).

II. The Proposal presents matters that, if implemented, would require the Company to violate state law within the meaning of Rule 14a-8(i)(2) and are beyond the Company's power to effectuate within the meaning of Rule 14a-8(i)(6).

Pursuant to Rule 14a-8(i)(2), a proposal may be omitted from a company's proxy statement if implementation of the proposal would require the company to violate a law to which it is subject. If implemented, the Proposal would require the Company to violate, in contravention of Georgia law, the terms of various current employment agreements and therefore the Company believes that the Proposal may be excluded under Rule 14a-8(i)(2).

The Company has entered into employment agreements with certain executive officers, the terms of which would be violated should the Proposal be implemented. Under the relevant employment agreements (the "Employment Agreements"), loans have been granted to the President and Chief Executive Officer Robert L. Nardelli, Executive Vice President--Human Resources Dennis M. Donovan and Executive Vice President, Secretary and General Counsel Frank L. Fernandez. Interest accrues on these loans annually. Mr. Nardelli's contract provides for forgiveness of the principal and interest on the loan 20% per year on each of the first five anniversaries of his employment with the Company. If any taxes are due with respect to the loan or its forgiveness, the Company has agreed to make an additional payment to fully reimburse Mr. Nardelli for such taxes. The interest on the loan to Mr. Donovan is forgiven 20% per year on each of the first five anniversaries of the grant of the loan and the interest on the loan to Mr. Fernandez is forgiven 25% per year on each of the first four anniversaries of the grant of the loan. In both cases, the contract provides for any income taxable to the executive as a result of any imputed or forgiven interest to be fully "grossed-up" by the Company for any applicable taxes.

The proposal refers to "payment of taxes for all Directors, Officers and employees" of the Company. As described above, the Employment Agreements provide for payment of taxes related to the grant and forgiveness of loans and/or interest by the Company to the executive officers. However, the Employment Agreements also provide for payment of taxes by the Company as a part of the executive's compensation package in other situations. In various provisions of certain of the Employment Agreements, the Company has agreed to make "gross-up" payments to the relevant executive as reimbursement for taxes due with respect to the payment of professional service fees, COBRA premiums or relocation benefits, the use of private aircraft, or the payment of an excise tax in the event that a "parachute payment" is deemed to exist.

It is a generally accepted rule of law that unilaterally modifying or terminating a contract constitutes a breach of that contract. See Williston on Contracts § 1290 (3rd ed. 1968) (stating that a breach of contract is "a failure, without legal excuse, to perform any promise which forms part of [a] contract"). A unilateral elimination of benefits granted under a contract, such as an employment agreement, would constitute an actionable breach of contract. See Restatement (Second) of Contracts § 1 (stating that a "contract is a promise or set of promises for the breach of which the law gives a remedy or the performance of which the law in some way recognizes a duty"). As one commentator has noted: "When an employee has been employed for a definite time under an express contract stipulating the payment of a stated compensation, the employer has no power arbitrarily to reduce that compensation during the term of employment. See Annotation, Sufficiency of Notice of Modification in Terms of Compensation of At-Will Employee Who Continues Performance to Bind Employee, 69 A.L.R. 4th 1145, 1147 (1989).

Under Georgia law, which governs the employment agreements, a unilateral breach of contract violates state law and monetary damages may be awarded. See Avis, Inc. v. Graham, 122 S.E.2d 245, 246 (Ga. 1961); Chadwick v. Dolinoff, 64 S.E.2d 76, 77 (Ga. 1951); Budget Rent-a-Car of Atlanta, Inc. v. Webb, 469 S.E.2d 712, 713 (Ga. Ct. App. 1996). Any such unilateral action by the Company would constitute a breach under the applicable agreements. In the past, the Staff has not recommended enforcement action against companies that excluded shareholder proposals that could cause the company to breach existing compensation agreements or arrangements. See The Gillette Co., SEC No-Action Letter, Mar. 10, 2003 (allowing exclusion of proposal relating to executive compensation policy); Liz Claiborne, SEC No-Action Letter, Mar. 18, 2002 (allowing exclusion of proposal requiring shareholder approval of all executive severance pay agreements); Phillips Petroleum Co., SEC No-Action Letter, Mar. 13, 2002 (allowing exclusion of proposal seeking change in executive salary levels); NetCurrents, Inc., SEC No-Action Letter, June 1, 2001 (allowing exclusion of proposal to create independent compensation committee); International Business Machines Corp., SEC No-Action Letter, Feb. 27, 2000 (allowing exclusion of proposal requesting renegotiation of retirement package); International Business Machines Corp., SEC No-Action Letter, Dec. 15, 1995 (allowing exclusion of proposal seeking to reduce executive officer compensation).

Under state law, the Company may not unilaterally alter or eliminate benefits that certain employees are entitled to under their legal, binding and enforceable employment agreements with the Company. The Proposal seeks to implement an immediate prohibition on granting loans or the forgiveness of loans, interest or payment of taxes. The Company has previously agreed to all of the specific terms, provisions and contractual obligations in employment agreements. If the Proposal is adopted, the Company would presumably be expected to alter the terms and provisions effectively breaching its contractual obligations, thereby violating state law governing such contracts. Therefore, the Proposal should be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to breach its contractual arrangements in violation of Georgia law.

In addition, under Rule 14a-8(i)(6), a proposal may be excluded if the company lacks the power or authority to implement the proposal. The Proposal requires the Company to undertake unlawful action, and therefore the Company believes that the Proposal may be excluded under Rule 14a-8(i)(6). The Staff has frequently permitted the exclusion of proposals that seek to have companies perform tasks that they do not have the contractual authority to perform. See The Gillette Co., SEC No-Action Letter, Mar. 10, 2003; Liz Claiborne, SEC No-Action Letter, Mar. 18, 2002; NetCurrents, Inc., SEC No-Action Letter, June 1, 2001; Sensar Corp., SEC No-Action Letter, May 14, 2001; Whitman Corp., SEC No-Action Letter, Feb. 15, 2000; BankAmerica Corp., SEC No-Action Letter, Feb. 24, 1999.

The Company is a party to the employment agreements described above. As discussed above, these agreements contain provisions concerning loans and certain tax benefits provided to the employees as a part of their compensation packages. Implementation of the Proposal would require the Company to breach provisions of these agreements in violation of state law. The Company's Board of Directors does not have the power or authority to undertake unlawful actions. Therefore, because the Company lacks the power and authority to implement the Proposal lawfully, the Proposal may be excluded pursuant to Rule 14a-8(i)(6).

III. The Proposal addresses matters that have been substantially implemented within the meaning of Rule 14a-8(i)(10).

Under Rule 14a-8(i)(10), shareholder proposals that have been substantially implemented may be omitted from the proxy materials. The Staff has found that Rule 14a-8(i)(10) does not require that proposals be fully effected to be excluded from an issuer's proxy materials.[1] Rather, the standard is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. See SEC Release No. 34-20091 (Aug. 16, 1983); The Talbots Inc., SEC No-Action Letter, Apr. 5, 2002; The Boeing Co., SEC No-Action Letter, Feb. 7, 2002; AMR Corp., SEC No-Action Letter, Apr. 17, 2000; Masco Corp., SEC No-Action Letter, Mar. 29, 1999; Texaco Inc., SEC No-Action Letter, Mar. 28, 1991.

To the extent that the Proposal relates to loans to executive officers and directors of the Company, the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(10) as a matter that already has been substantially implemented as a result of the enactment of Section 402 of the Sarbanes-Oxley Act of 2002 ("Section 402"). As an issuer with securities registered under Section 12 of the Exchange Act, the Company is subject to Section 402, which makes it unlawful for a company "to extend or maintain credit . . . in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of that issuer." Section 402 goes on to provide that a material modification of the terms of any such extension of credit made prior to July 30, 2002, the date of enactment of Section 402, is similarly prohibited.

As a matter of law, the Company is already prohibited from either forgiving the principal of or interest on loans to executive officers and directors because such forgiveness would constitute an illegal material modification of an existing loan. The Company also is prohibited from granting new loans to executive officers and directors. Therefore, the portion of the Proposal that relates to loans to officers and directors of the Company may be excluded as "substantially implemented" under Rule 14a-8(i)(10).

Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from its Proxy Materials.

By copy of this letter the Company is also concurrently notifying the Proponent of the Company's intention to omit the Stockholder Proposal from the 2004 Proxy Materials and its reasons for deeming the omission proper. The Proponent is respectfully requested to copy the undersigned on any response that he may choose to make to the Staff.

We would greatly appreciate the Staff's response at its earliest convenience. Given the volume of proxy statements that the Company needs to prepare for mailing (in excess of 2 million), the Company will need to know the complete contents of the 2004 Proxy Materials on or about March 31, 2004.

---

[1] Note that, to the extent that some portion of a proposal may be properly excluded on another basis, a company need only establish that it has "substantially implemented" the remaining portion of the proposal in order to properly exclude the balance of the proposal. See The Gap, Inc., SEC No-Action Letter, Mar. 16, 2001; Exxon Corp., SEC No-Action Letter, Feb. 28, 1992.

If you have any questions or need any further information, please contact the undersigned at (202) 663-6644, or Jennifer Zepralka of this office at (202) 663-6798.

Respectfully submitted,

Meredith B. Cross

Copy to: Mr. E. Ronald Mosca (via FedEx)

November 14, 2003

RECEIVED
NOV 18 2003
Legal Dept./Securities

Frank L. Fernandez, Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Ga.
30339

Re: Shareholder Proposal for inclusion in this year's PROXY STATEMENT

Resolved: The shareholders of The Home Depot urge the Board of Directors to adopt a policy that immediately prohibits granting loans or the forgiveness of loans, interest or payment of taxes for all Directors, Officers and employees of The Home Depot. According to the last Annual Report the company forgave a loan and accrued interest in the amount of $2,587,000, together with $2,149,360 for related tax payments for Mr. Nardelli. In addition the company forgave interest on a loan and related tax payments in the amount of $315,732 for Mr. Donovan (See Executive Compensation, pages 23 and 24 of the Proxy Statement and Notice of 2003 Annual Meeting of Stockholders). In addition Mr. Fernandez was granted a $500,000 loan that accrues interest at the rate of 5.8% per year. However, the accrued interest is forgiven each year on each of the first four anniversaries of the loan (see page 39 INSIDER TRANSACTIONS). The Officers and Directors of The Home Depot are very well compensated. This giveaway of over $5,000,000 by the Directors reflects the total lack responsibility and accountability to the shareholders they are supposed to represent.

Supporting Statement

Recent scandals at many former large companies brought to light the lack of responsibility, understanding, control and oversight by their Boards of Directors. The Officers and Directors used the companies for their benefit without regard to company employees and stockholders. The practice of granting large loans to certain officers and directors, then forgiving them along with interest due and payment of associated taxes may be legal but is certainly not in the best interest of the company, shareholders or ordinary employees. It is time Directors do what is right for the stockholders and company. Since the Directors see nothing wrong with giving away your money your vote for this proposal will let them know you will not stand for "Business as Usual."

If the Officers and Directors recommend that you vote against this proposal I recommend shareholders vote against all proposed Directors

E. Ronald Mosca

E. Ronald Mosca
1399 SW Dyer Pt.Rd.
Palm City, Fl. 34990

Owner of 850 shares of common stock

11/14/03

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated January 28, 2004

The proposal urges the board adopt a policy that immediately prohibits the granting of loans, or the forgiveness of loans, interest or payment of taxes for all directors, officers, and employees of Home Depot.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business matters (i.e., employee compensation). Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Home Depot relies.

Sincerely,

Keir D. Gumbs
Special Counsel